CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION
518 East Broad Street
Columbus, Ohio 43215-3976

October 31, 2014

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    State Auto Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed on March 6, 2014 (“2013 Form 10-K”)
File No. 000-19289

Ladies and Gentlemen:

This letter responds on behalf of State Auto Financial Corporation (“STFC”) to the October 2, 2014 letter from the staff of the Securities and Exchange Commission (the “Commission”) to Steven E. English, Chief Financial Officer of STFC (the “October 2 Correspondence”), relating to the staff’s comments to the 2013 Form 10-K and our written response letter dated September 16, 2014. Please note that STFC received an extension from the staff of the Commission to respond to the October 2 Correspondence. The extended response date is October 31, 2014. STFC believes that this letter responds fully and completely to the comments in the October 2 Correspondence.
Please note that the changes to the Company’s disclosures described below are intended to be applicable to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) and subsequent years (including Form 10-Q’s as applicable), subject, in each case, to any changes in the rules applicable to such filings. Furthermore, in the interests of providing clarification with respect to our responses to the SEC staff’s comments, certain of our responses include portions captioned as “Note to Staff” which are set apart from the rest of the text by being presented in italics. These captioned portions will not be part of future disclosures. For convenience, each comment of the October 2 Correspondence is repeated and followed by the Company’s response. All capitalized terms used in this letter, but not otherwise defined in this letter, have the respective meanings ascribed to such terms in the 2013 Form 10-K. In addition, the terms “we,” “us,” “our” and the “Company” refers to STFC and its consolidated subsidiaries.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies, page 86

1.	We acknowledge your response to prior comment 1. Please address the following:

•
Provide us proposed disclosure to be included in future periodic reports that expands your policy for deferred acquisition costs to address ceding commissions. In your proposed disclosure, separately address ceding commissions that reduce deferred acquisition costs from those that you record as a deferred liability. Regarding the ceding commissions recorded as a deferred liability, also disclose what these “excess” commissions represent and your subsequent accounting and related income statement classification.

•
Provide us proposed disclosure to be included in future periodic reports showing, on the face of the balance sheet and income statement, the amount of ceding commissions from affiliates. Refer to Rule 4-08 (k) of Regulation S-X.

COMPANY RESPONSE:

•	Note to staff: Our proposed revised disclosure to be included in “Note 1. Summary of Significant Accounting Policies, f. Deferred Acquisition Costs” in future periodic reports is as follows:
Acquisition costs, consisting of net commissions (including ceding commissions), premium taxes and certain underwriting expenses related to the successful acquisition or renewal of property and casualty business, are deferred and amortized over the same period in which the related premiums are earned. Ceding commissions relating to reinsurance agreements reimburse us for both deferrable and non-deferrable acquisition costs. To the extent these ceding commissions exceed the deferrable amount of acquisition costs, the excess is reported as a deferred liability and is included in other liabilities in our consolidated balance sheet. Excess ceding commissions are amortized in proportion to net revenue recognized on the underlying policies resulting in excess ceding commissions being recognized as a reduction of acquisition and operating expenses.
The method followed for computing the acquisition costs limits the amount of such deferred costs to their estimated realizable value. In determining estimated realizable value, the computation gives effect to the premium to be earned, losses and loss expenses expected to be incurred, and certain other costs expected to be incurred as premium is earned. Future changes in estimates, the most significant of which is expected losses and loss adjustment expenses, that indicate a reduction in expected future profitability may result in unrecoverable deferred acquisition costs. Anticipated investment income is considered in determining whether a premium deficiency exists.

•
Note to Staff: In our previous response letter dated September 16, 2014, we provided affiliated ceding commissions in response to question 1 “Separately for affiliate and non-affiliates for each year presented, tell us the amount of ceding commission recognized in your consolidated statements of operations and, as of December 31, 2013, the amount of ceding commissions reflected in your consolidated balance sheet.” In our response, we noted that the affiliated ceding commissions are reported in acquisition and operating expenses on the Company’s Consolidated Statements of Income (Loss) and reduce deferred policy acquisition costs on the Company’s balance sheet. Please note that the amount of the affiliated ceding commission represents net commissions being ceded to State Auto Mutual in accordance with the Pooling Arrangement. Also, in accordance with the Pooling Arrangement, the STFC Pooled Companies assume net commissions from State Auto Mutual based on each company’s pooling participation percentage (collectively for the STFC Pooled Companies 65%). The net pooled commissions assumed are subject to deferral as deferred acquisition costs along with other pooled expenses including premium taxes and certain underwriting expenses. To enhance our disclosures and for ease of understanding, we propose revised parenthetical balance sheet and income statement disclosures as well as certain current footnote disclosures to assist the financial statement reader. Please note that in addition to deferred acquisition costs, the Pooling Arrangement also impacts other balance sheet accounts, including postretirement and pension benefits and other liabilities. We have proposed additional disclosures for these accounts, to the extent material. To illustrate, we have proposed the following revised parenthetical disclosures on the balance sheet and income statement line items, as well as expanded disclosures to tables included in footnote “6a Transactions with Affiliates - Reinsurance”.

Consolidated Balance Sheets
	December 31
($ and shares in millions, except per share amounts)	2014	2013

Assets
Deferred policy acquisition costs (affiliated net assumed $XX.X and $19.2, respectively)	XX.X	$96.8

Liabilities and Stockholders’ Equity
Losses and loss expenses payable (affiliated net assumed $XXX.X and $438.0, respectively)	XX.X	959.9
Unearned premiums (affiliated net assumed $XX.X and $78.4, respectively)	XX.X	491.0
Postretirement and pension benefits (affiliated net ceded $XX.X and $37.3, respectively)	XX.X	71.6
Other liabilities (affiliated net assumed $XX.X and $20.0, respectively)	XX.X	86.8
Stockholders’ equity:
Accumulated other comprehensive income (affiliated net ceded $XX.X and $41.0, respectively)	XX.X	$80.8

Consolidated Statements of Income
	Year ended December 31
($ millions, except per share amounts)	2014	2013	2012

Earned premiums (affiliated net assumed $XXX.X, $200.0 and $232.9, respectively)	XXX.X	$1,055.0	$1,042.1

Losses and loss expenses (affiliated net assumed $XXX.X, $162.5 and $203.7, respectively)	XXX.X	719.8	778.3
Acquisition and operating expenses (affiliated net assumed $XXX.X, $172.7 and $190.8, respectively)	XXX.X	$354.8	$345.9

Note 6a. Transactions with Affiliates - Reinsurance
The following table sets forth the impact on the Company’s consolidated balance sheets due to the Pooling Arrangement between the STFC Pooled Companies and State Auto Mutual at December 31, 2014 and 2013:

($ millions)	2014	2013

Assets
Deferred policy acquisition costs:
Ceded	XX.X	$(77.6)
Assumed	XX.X	96.8
Net assumed	XX.X	$19.2
Liabilities and Stockholders' Equity
Losses and loss expenses payable:
Ceded	XX.X	$(512.8)
Assumed	XX.X	950.8
Net assumed	XX.X	$438.0
Unearned premiums:
Ceded	XX.X	$(407.9)
Assumed	XX.X	486.3
Net assumed	XX.X	$78.4
Postretirement and pension benefits:
Ceded	XX.X	$(106.5)
Assumed	XX.X	69.2
Net ceded	XX.X	$(37.3)
Other liabilities:
Ceded	XX.X	$(47.2)
Assumed	XX.X	67.2
Net assumed	XX.X	$20.0
Stockholders' Equity
Accumulated other comprehensive income:
Ceded	XX.X	$(117.1)
Assumed	XX.X	76.1
Net ceded	XX.X	$(41.0)

The following table sets forth the impact on the Company’s written premiums and consolidated statements of income due to the Pooling Arrangement between the STFC Pooled Companies and State Auto Mutual for the years ended December 31, 2014, 2013 and 2012:

($ millions)	2014	2013	2012

Written premiums:
Ceded	XX.X	$(866.3)	$(839.9)
Assumed	XX.X	1,062.1	1,055.3
Net assumed	XX.X	$195.8	$215.4
Earned premiums
Ceded	XX.X	$(855.0)	$(809.2)
Assumed	XX.X	1,055.0	1,042.1
Net assumed	XX.X	$200.0	$232.9

Losses and loss expenses:
Ceded	XX.X	$(560.2)	$(575.7)
Assumed	XX.X	722.7	779.4
Net assumed	XX.X	$162.5	$203.7
Acquisition and operating expenses
Ceded	XX.X	$(192.6)	$(161.8)
Assumed	XX.X	365.3	352.6
Net assumed	XX.X	$172.7	$190.8

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need any additional information or clarification, please contact me at your convenience.

Sincerely,

/s/ Steven E. English

Senior Vice President and Chief Financial Officer
Copies to: Robert P. Restrepo, Jr., Chief Executive Officer, State Auto Financial Corporation
Ernst & Young LLP
Baker & Hostetler LLP
Eileen Mallesch, Audit Committee Chairperson, State Auto Financial Corporation